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                              June 5, 2023

       Omeed Malik
       Chief Executive Officer
       Colombier Acquisition Corp.
       214 Brazilian Avenue, Suite 200-J
       Palm Beach, FL 33480

                                                        Re: Colombier
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 23, 2023
                                                            File No. 333-271177

       Dear Omeed Malik:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed May 23, 2023

       Q: What equity stake will current Colombier stockholders and PSQ Stockholders...?, page 19

   1. We note your response to comment 10, including the revisions to disclose additional sources of dilution
that may impact public stockholders (e.g., earnout shares, shares being reserved for the new
Incentive Plan and ESPP) in bullet points below the tables providing five scenarios
regarding varying ownership levels assuming redemption levels by different stockholders. Please
revise the bullet points below the tables to quantify the potential equity issuances (e.g.,
the number of shares associated with each additional source of dilution). In this
regard, we note that the additional sources of dilution are potentially significant in
comparison to the public stockholders ownership position. Additionally, please revise your
disclosure to make clear that any issuances of these additional shares in
 Omeed Malik
Colombier Acquisition Corp.
June 5, 2023
Page 2
         the future will negatively impact the percentage of shares held by public stockholders and will have the effect of diluting their percentage ownership in the combined company.
2. Please revise to quantify and discuss the conversion of the PSQ Convertible Debt Notes to include their preferred conversion pricing/valuation. Additionally, since the notes conversion appears directly tied to the closing of the Business Combination, please include the shares in each respective table and adjust the ownership percentages accordingly.
Q: What happens to the funds held in the Trust Account upon consummation of the Business
Combination?, page 29

3. We note your response to comment 11 and reissue. To the extent possible, please revise to specifically quantify the items detailed in the six listed bullets. Consider adding a chart or some other presentation so public stockholders can clearly understand how the funds held in the Trust Account are being used in connection with this Business Combination.
PSQ Holdings, Inc., page 33

4. Please revise the sixth paragraph to also disclose the company's revenues for the referenced periods.
Risks Related to Ownership of Combined Company Common Stock
Colombier stockholders will experience immediate dilution as a consequence of the issuance..., page 73

5. We note your response to comment 16, including a cross-reference to other redemption scenarios in lieu of a full discussion of the various redemption scenarios presented elsewhere in your disclosure in addition to the "no redemptions" scenario currently disclosed. Please revise this risk factor to describe the effects greater than "no redemptions" scenario will have on the various stockholders, with attention to dilution and voting impacts that public stockholders may experience. Further, please expand your disclosure to discuss in greater detail how having a minority share position may reduce the influence that Colombier's public stockholders have on the management of the company by way of example or otherwise.
Information about PSQ
Product Development, page 225

6. We note your response to comment 29. Please revise your disclosure to discuss how you
FirstName LastNameOmeed Malik
       measure or define what constitutes a member being an "active consumer member" (e.g.,
Comapany   NameColombier
       logged               Acquisition
              on to your platform       Corp.
                                  or made  a purchase using your platform
within a certain
June 5,amount  of time).
        2023 Page  2
FirstName LastName
 Omeed Malik
FirstName
Colombier LastNameOmeed
           Acquisition Corp.Malik
Comapany
June 5, 2023NameColombier Acquisition Corp.
June 5,
Page 3 2023 Page 3
FirstName LastName
       You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Meredith Laitner